April 10, 2008

The Board of Directors

Mac-Gray Corporation

c/o Linda A. Serafini, Secretary

404 Wyman Street, Suite 400

Waltham, MA 02451

Dear Members of the Board:

It is our sense that there is a rising tide of shareholder discontent over Mac-Gray's poor financial performance, its ineffective acquisition strategy, and a perceived lack of accountability from the Management and Board. We, and separately, other shareholders, have expressed legitimate concerns and requested change, yet the Board has failed to respond.

We were disappointed that Mac-Gray chose not to address our concerns in its fourth-quarter earnings press release and conference call on March 6, 2008. Instead, the company reported yet another period of mediocre financial performance and indicated plans to continue with its questionable strategy.

Our disappointment turned extreme when we learned of the purchase of Automatic Laundry Company ("ALC") for $116 million on April 1, 2008. Once again, Mac-Gray has grossly overpaid for an acquisition. Unless changes are made immediately, we fear the ALC transaction may set the stage for several more years of substandard financial performance. Based on the 10% decline in Mac-Gray's share price since the announcement of the deal, it is clear the market agrees with our assessment.

Rising Tide of Shareholder Discontent

During the past year, in numerous meetings and conversations with Management and in three letters to the Board, we have outlined serious concerns regarding Mac-Gray's growth and capital allocation strategies. Our opinions are informed by the research we have conducted during the four years we have been Mac-Gray shareholders.

Since filing our Schedule 13D in December, we have received calls from other large shareholders who have told us they agree with our point of view and want change at Mac-Gray (we also have received calls from former shareholders who sold their shares in frustration).

Another significant shareholder, River Road Asset Management, which holds 14.2% of Mac-Gray's common stock according to its most recently filed Schedule 13D, expressed concern in that Schedule 13D over Mac-Gray's failure to address its depressed stock market valuation and urged the Board to hire an independent advisor to explore strategic options, including a sale of the company.

As of the date of this letter, accounts managed by Fairview Capital hold 5.6% of Mac-Gray's common shares. Based on the ownership disclosed by River Road Asset Management in its Schedule 13D, shareholders controlling 19.8% of Mac-Gray, acting separately, have questioned publicly the company's performance and asked for change. We believe other shareholders have expressed similar views to Mac-Gray's Management in private. Yet the company has ignored these concerns, and in doing so has demonstrated a lack of accountability and a sense of disregard for its shareholders.

2007 Financial Results

We are perplexed by the disconnect between Management's interpretation of the company's financial results and the actual results themselves. In his opening comments on the fourth-quarter conference call, Stewart MacDonald called 2007 "an excellent year for the company." In the fourth-quarter earnings press release, Mr. MacDonald says: "Our results in 2007 reflect the effectiveness of our disciplined corporate strategy, which combines select acquisitions with organic growth."

To the contrary, we believe the 2007 results demonstrate the ineffectiveness of Mac-Gray's strategy. Let us review the 2007 financial performance:

  Return on invested capital ("ROIC") = 6.0%

  Return on equity ("ROE") = 3.8%

  Adjusted earnings per diluted share ("EPS") of $0.26 was the second-lowest result in six years

  Growth in total debt (+18%) greatly exceeded growth in adjusted EBITDA (+8%)

  Share price appreciation in 2007 = -5.5%

  Annualized share price appreciation since the 1997 IPO through 12/31/07 = +0.2%

In our previous letters, we have presented compelling analyses showing that the company's poor financial results are a direct result of its flawed "growth" strategy, which encourages poor investments to drive increases in revenue and EBITDA.

This was again the case in 2007. Mac-Gray spent approximately $78 million (nearly $6 per common share) on capital expenditures and acquisitions, but failed to improve the metrics that drive shareholder value (including ROIC, ROE and EPS). To make matters worse for shareholders, Mac-Gray's short-term and long-term incentive compensation plans (which place emphasis on growth in revenue and EBITDA, as outlined in Mac-Gray's 2007 proxy statement and its Form 8-K filed on January 17, 2008) will likely provide Management with large bonuses despite the lack of value creation. While Management may be gratified (and enriched) by its 2007 performance, shareholders are no better off.

Acquisition Strategy

The ALC acquisition marks Mac-Gray's fourth major acquisition in recent years. In each case, Mac-Gray acquired a good business, but grossly overpaid. We believe this is because Mac-Gray focuses almost exclusively on the strategic benefits of these deals and ignores the financial imperative to create shareholder value.

Mac-Gray's poor consolidated financial performance is a direct result of its acquisition strategy, in which financial discipline seems to be an afterthought. For example, we estimate the $116 million purchase price for ALC was approximately $26 million too high. A simplistic analysis demonstrates this point.

ALC generates $16 million of annual EBITDA, and Mac-Gray eventually expects to achieve an additional $4 million of annual EBITDA from cost-saving synergies. The $116 million purchase price represents a multiple of 7.3x ALC's stand-alone EBITDA, and a multiple of 5.8x the pro forma EBITDA number. Note that Mac-Gray's own EBITDA valuation multiple was approximately 5.5x prior to the announcement of the deal (based on Mac-Gray's $11.50 closing share price on 3/31/08).

We would argue that a smaller regional company should merit a lower valuation multiple than a national provider such as Mac-Gray. We would also argue that the buyer should retain the majority of the value of the synergies because the synergies are not possible without the buyer, and because the buyer is at risk for achieving the synergies.

Based on this logic, we believe Mac-Gray should have paid no more than 5.0x EBITDA, and it should have retained the majority of the value of the synergies for its shareholders. If we generously attribute one-half of the estimated synergies to the seller, then Mac-Gray should have paid for $18 million of EBITDA. Using a multiple of 5.0x would suggest a fair price of $90 million.

By "fair," we of course mean fair to Mac-Gray shareholders. If the seller was not willing to sell at this price, Mac-Gray should have walked away. Instead, Mac-Gray paid a higher multiple than its own and gave the seller 100% of the value of the synergies. If only Mac-Gray were so generous with its own shareholders! This lack of discipline is especially shocking given that Management believes it was the only bidder trying to buy ALC.

Stewart MacDonald's discussion of the ALC deal on the April 1, 2008, conference call further demonstrates Mac-Gray's overemphasis on "strategy" and its lack of focus on shareholder value. On that call, Mr. MacDonald devoted the bulk of his prepared remarks to the strategic benefits of the deal, and made barely any mention at all of the financial rationale.

The only indication volunteered by Management regarding the deal's financial impact (besides some brief comments during the Q&A period) was that it would be accretive in the first twelve months. Unfortunately, for a fully debt-financed acquisition to be merely accretive is a trivial accomplishment and one that creates little shareholder value. We would note that the three previous large acquisitions were also advertised as accretive, yet Mac-Gray's 2007 adjusted EPS was the second lowest result in the past six years. This begs the question whether any of those deals in fact have been accretive.

As with the previous major acquisitions, it seems that "strategic" considerations trumped financial ones. While the strategic benefits are laudable, they are worthless to Mac-Gray shareholders if they cannot be attained at attractive prices.

Looking Forward

Mac-Gray's poor financial performance in recent years demonstrates that the acquisitions of WEB East, WEB West, and Hof have not created adequate value for shareholders. The ALC acquisition appears to be a similar story. For all of their strategic benefits, these deals cannot be justified on a financial basis.

Though the ALC acquisition cannot be undone, it is not too late to make important changes. The Board must determine a new course that will maximize shareholder value moving forward. Failure to take action will most likely result in further shareholder discontent and activism.

We suggest the Board do the following:

1. Talk with your shareholders. Given Mac-Gray's woeful share price performance, the growing discontent among shareholders, and the thoughtful concerns that we and other shareholders have raised, there is no reason the independent members of the Board should not grant an audience to concerned shareholders.

2. Conduct a thorough study of the two WEB acquisitions to determine why they failed to create shareholder value. These two deals are far enough in the past that an effective "post mortem" can be completed. Management promised these deals would be accretive and earn double-digit annualized returns on investment, yet there is no evidence of this in Mac-Gray's consolidated financial results. We speculate the main reason is that Mac-Gray paid too much for these businesses (though there may be other reasons as well).

3. Provide shareholders with a three-year business plan or "road map" to demonstrate how the status quo strategy will lead to improved financial performance and a higher share price. Rather than just hoping for validation from Wall Street and a higher valuation multiple, Mac-Gray should convince its shareholders that it has a plan to generate the per-share profitability required to drive the share price higher. Let us remind you that Mac-Gray's share price is now below the 1997 IPO price of $11.

4. Hold Management accountable. The three-year business plan should include a set of financial goals that are linked directly to shareholder value (revenue and EBITDA growth should not be on the list). Base Management's compensation on these metrics. Management should be well compensated if it hits the objectives, and it should earn little or no compensation if it misses them. Extended periods of underperformance should cause the Board to consider termination.

5. Form an independent committee and hire a Wall Street investment bank to review Mac-Gray's strategic alternatives, including a comparison of the status quo strategy versus our suggestions: a high dividend payout model or a sale of the company. Given that Management seems so confident in its strategy, it should welcome the opportunity for an independent advisor to compare that strategy to alternatives.

We respectfully ask for a response from an independent member of the Board or a communication to all shareholders no later than the time of Mac-Gray's announcement of first-quarter results. If no response is provided, we plan to seek answers in person at the annual meeting of stockholders.

Very sincerely,

Scott W. Clark Andrew F. Mathieson